Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
KENNETH E. YOUNG kenneth.young@dechert.com +1 215 994 2988 Direct +1 215 655 2988 Fax

April 27, 2017

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Alison White and Christina DiAngelo Fettig

Re:

Corporate Capital Trust II (File No. 333-199018)

Dear Ms. White and Ms. Fettig:

On behalf of Corporate Capital Trust II, a Delaware statutory trust (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company on April 11, 2017 and April 20, 2017 regarding Post-Effective Amendment No. 4 to the Company’s registration statement on Form N-2 (“Amendment No. 4”), filed with the Commission on March 29, 2017 (File No. 333-199018) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). This response letter, together with Post-Effective Amendment No. 5 to the Registration Statement, filed with the Commission on the date of this response letter (“Amendment No. 5”), sets forth the Company’s responses to the Staff’s comments, as well as certain additional and revised disclosure.

For your convenience, the Staff’s comments are presented below in bold, italicized text, and each comment is followed by the Company’s response. Unless otherwise indicated, page numbers refer to the page numbers in Amendment No. 4. Capitalized terms used but not defined herein have the meaning set forth in the Prospectus.

April 27, 2017 Page 2

DISCLOSURE COMMENTS

Prospectus Summary, page 1

1.                  Please define “originated transactions” as used in the second paragraph on page 1 of the Prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 5.

Prospectus Summary, page 1

2.                  Page 1 of the Prospectus states that the Company “may invest in various types of convertible securities.” Please state whether or not the Company is currently invested in contingent convertible securities and, if so, disclose the associated risks of investing in contingent convertible securities.

Response: As of the date of this response letter, the Company has not invested in contingent convertible securities.

Prospectus Summary, page 5

3.                  In describing the Company’s potential competitive advantages, please clarify the meaning of the adjective “deep” in the context of Advisors’ industry relationships.

Response: In response to the Staff’s comment, the Company has replaced the word “deep” with the word “long-standing” to characterize the nature of the Advisors’ industry relationships.

Prospectus Summary, page 7

4.                  In describing the geography of potential portfolio companies, please disclose that the Company may invest in developing countries and emerging markets, as described later in the registration statement. In addition, please clarify how the Company defines those terms.

Response: In response to the Staff’s comment, the Company has specifically disclosed on page 7 that the Company may invest in developing countries and emerging markets. The Company does not rely on a single, objective means for determining whether a country should be classified as a “developing country” or an “emerging market,” but believes that investors generally understand the classifications to cover markets that are less developed or accessible than those of developed countries. Because the Company does not rely on a single method for determining such status and because the Company is not required to invest a minimum or maximum amount of capital in developing companies and emerging markets, the Company does not believe that the requested disclosure is necessary and respectfully declines to include the requested disclosure in the Registration Statement.

Fees and Expenses, page 12

5.                  In footnote 2 to the fee table, please disclose whether it is expected that CNL and KKR will seek reimbursement of waived organizational and offering expenses in connection with the Company’s gross capital raised before April 30, 2017. If CNL and KKR will seek reimbursement, please disclose the terms upon which such amounts will be reimbursed.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote 2 to the fee table on page 13 of Amendment No. 5 to clarify that CNL and KKR not will seek reimbursement of waived organizational and offering expenses in connection with the Company’s gross capital raised before April 30, 2017. CNL and KKR have waived reimbursement of organizational and offering expenses in connection with the Company’s gross capital waived before April 30, 2017. As noted in footnote 2 to the fee table:

The waiver of organization and offering expense reimbursement does not reduce the amount of organization and offering expenses incurred by CNL and KKR that are eligible for reimbursement in future periods based on subsequent gross capital raised by the Company after April 30, 2017.

Any amounts reimbursed in the future would be based on 1.5% of the Company’s gross assets raised after April 30, 2017.

April 27, 2017 Page 3

Risk Factors, page 33

6.                  In the sentence that begins “[w]e may invest up to 15% of the value of our investment portfolio in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities which would be required to register as investment companies but for an exemption under Sections 3(c)(1) and 3(c)(7) of the 1940 Act . . . ,” please change “value of our investment portfolio” to “net assets.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 34 of Amendment No. 5.

Risk Factors, page 35

7.                  On page 35, there is risk factor disclosure that the Company may not have the funds or ability to fund its unfunded commitments. Please confirm that the Company believes that its assets are sufficient to cover its unfunded commitments and explain why the Company believes it can cover them.

Response:  The Company reasonably believes that it has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments. As of December 31, 2016, the Company’s total unfunded commitments were $0.03 million. The Company continuously monitors its unfunded commitment level against its cash and other liquid assets such that it reasonably believes that these assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

Company Profile, page 46

8.                  With respect to the “About CNL and KKR Relationship” disclosure, please delete “necessarily” from the statement that “[s]uch performance data of CCT is not a substitute for our performance and is not necessarily indicative of our future results.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 5.

9.                  On page 46, please add disclosure explaining why it is appropriate to include information related to Corporate Capital Trust, Inc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 5 to clarify that it is appropriate to include certain historical performance data of Corporate Capital Trust, Inc. because (i) Corporate Capital Trust, Inc. is a business development company advised by an affiliate of the Advisor, (ii) shares a sub-advisor with the Company, (iii) shares the advisory personnel and resources used by the Company and (iv) has identical investment objectives and investment mandates as the Company.

Company Profile, page 55

10.              Please clarify what it means to have a “superior” position in a portfolio company’s capital structure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of Amendment No. 5 to clarify that by “superior” the Company is referring to more senior positions in the capital structure of its portfolio companies.

Company Profile, page 70

11.              Under the heading “Board Leadership Structure,” please disclose whether the trustees have designated a lead independent trustee as is required by Item 18 of Form N-2.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of Amendment No. 5. The Company respectfully submits that it has not selected a lead independent trustee.

April 27, 2017 Page 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 88

12.              With respect to the statement “[i]n addition to the source of liquidity listed above . . . .” in the “Liquidity” section, please clarify the sources of liquidity being referred to.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90 of Amendment No. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 88

13.              With respect to the statement “[w]e do not expect to use equity capital to pay distributions . . . .” in the “Distributions to Shareholders” section, please clarify whether this expectation is applicable only to 2017 or is an ongoing policy to which the Company expects to adhere.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90 of Amendment No. 5 to clarify that this is an ongoing policy.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 88

14.              With respect to the statement “CNL and KKR will be entitled to receive up to 1.50% of gross proceeds raised in our continuous public offering . . . .” under the heading “Expense Waiver and Reimbursement of Arrangements with Our Advisors,” please change the sentence to present tense as the minimum offering condition has been satisfied.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of Amendment No. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92

15.              In the “Net Assets, Net Asset Value per Share and Annual Investment Return and Total Return Since Inception” section:

a.      Please clarify what the referenced 0.2% growth rate refers to. Please also explain whether investors who purchased shares at $9.00 earned less than investors who purchased shares at $9.45.

Response: In response to the Staff’s comment, the Company has revised a typographical error on page 95 of Amendment No. 5. Excluding the upfront sales load, all shareholders have experienced the same net asset value and distribution performance for any given time frame.

b.      The Company discloses that the initial purchase price per share excludes all sales loads. Please clarify whether the sales load is not applicable to certain investors and, if all investors pay a sales load, please explain why this disclosure is relevant.

Response: This disclosure reflects the net asset value performance of the Company. By contrast, the chart on titled “Growth of $10,000 Initial Investment” sets forth the total return of the Company to shareholders, both inclusive and exclusive of sales loads. Certain shareholders have had and may have their upfront sales loads waived.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 93

16.              Please explain how the disclosure in the first paragraph under the table titled “Growth of $10,000 Initial Investment” can be reconciled with the disclosure on the prior page regarding the sales load not being included in the share price.

Response: As previously noted, certain shareholders are able to invest in the Company without the imposition of a front-end sales load. The Company believes that the disclosure is fair and accurate and provides useful information to shareholders regarding the impact of the front-end sales load and ongoing distribution and servicing fee to shareholders. In addition, this presentation is consistent with the presentation of similar information in the Company’s marketing materials, as requested by FINRA.

April 27, 2017 Page 5

Financial Statements, page F-20

17.              Please reconcile the disclosed dealer-manager fees amount with the dealer-manager fees disclosed in the body of the registration statement.

Response: The Company appreciates the Staff’s comment and notes that the dealer-manager fees disclosed in the financial statements were accurate during the reporting period. Subsequently, the dealer manager fee has changed, which is why it is disclosed differently in the body of Amendment No. 4.

Part C: Other Information, page C-3

18.              If the Company plans on requesting acceleration, please add the indemnification disclaimer required under Rule 484 of Regulation C.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page C-4 of Amendment No. 5 to include the disclaimer required under Rule 484 of Regulation C.

ACCOUNTING COMMENTS

Cover Page

19.              Please confirm that the disclosure that “previous distributions have been funded in significant part from  . . . the waiver of certain investment advisory fees, that will not be subject to repayment to our Advisors” is accurate and confirm that the Company’s Advisors will not seek reimbursement of the advisory fees waived.

Response: The Company’s Advisors have not waived any advisory fees and, as such, the Company’s Advisors will not seek reimbursement of the advisory fees waived. As disclosed in the paragraph that includes the disclosure cited by the Staff, the Company’s previous distributions have been funded in part by (i) the deferral of certain investment advisory fees investment advisory fees, which may be subject to repayment to the Company’s Advisors, and (ii) the reimbursement of certain operating expenses.

20.              Footnote 2 to the pricing table indicates that the upfront sales load is 4.75% of the price per share assuming no special discounts apply. However, later disclosure indicates that there is a 3.00% selling commission plus an upfront dealer manager fee of 2.75%, which implies a total upfront sales load of 5.75%. Please clarify this disclosure and update the disclosure as necessary to provide the correct upfront sales load.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to clarify that the total upfront sales load is 4.75%, and is comprised of an upfront selling commission of up to 3.00% and a dealer manager fee of up to 2.75. The Company has made conforming changes throughout the Registration Statement.

Fees and Expenses

21.              Please provide backup data for the example on page 11. The Staff notes that based on the disclosure, it arrived at different numbers.

Response: The Company will provide the Staff with the backup data used to derive the example on page 11.

22.              Please confirm whether the “Other Expenses” row in the fees and expenses table includes excise taxes. If it does not reflect expenses associated with excise taxes, please explain why it would not be appropriate to include excise tax as part of “Other Expenses.”

Response: The Company appreciates the Staff’s comment and notes that the fiscal year ended December 31, 2016, the excise tax paid by the Company was $6,000. The Company plans to reflect excise tax in “other expenses” going forward.

April 27, 2017 Page 6

23.              In note 2, please add disclosure that any reimbursement of organizational and offering expenses will limited to a period of three years.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 5.

24.              Please revise the disclosure in note 7 by removing reference to the initial 12-month period of the offering, as the offering has been ongoing for more than 12 months.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 of Amendment No. 5.

Portfolio Update, page 56

25.              In the portfolio update table, include a new column that sets forth the percentage of each class of securities held by the Company in the named portfolio company, as required by Item 8(6)(a) of Form N-2.

Response: In response to the Staff’s comment, the Company has revised the portfolio update table on page 58-62 of Amendment No. 5 to specify whether the Company holds debt or equity in each portfolio company and, for the portfolio companies in which the Company holds equity, the class and percentage of class of the equity securities held by the Company.

Financial Statements

Significant Accounting Policies—Organization and Offering Expenses, page F-15

26.              Please explain the reference to “distribution and shareholder servicing fees” in this section. The Staff’s view is that distribution and servicing fees would not be properly characterized as offering expenses.

Response: The Company respectfully submits that although distribution and shareholder servicing fees are considered continuous offering expenses under applicable FINRA rules, distribution and shareholder servicing fees are not capitalized or amortized over a 12-month period; rather, they are expensed in the Company’s statement of operations. The Company believes that this is the proper treatment because the distribution and shareholder servicing fee is terminable by the Board of Trustees of the Company on 60 days’ notice.  This makes the ongoing payment of the distribution and sharing servicing fee uncertain and therefore the Company believes it should properly be expensed on a quarterly basis, as paid.  In response to the Staff’s comment, in its financial statements for future periods, the Company will clarify its disclosure to this effect.

Related Party Transactions, page F-20

27.              Please specifically provide that expense support payments shall be made pursuant to the Expense Support and Conditional Reimbursement Agreement.

Response: In response to the Staff’s comment, in its financial statements for future periods, the Company will disclose that expense support payments shall be made in accordance with the terms of the Expense Support and Conditional Reimbursement Agreement.

Related Party Transactions, page F-21

28.              In the related party fees and expenses table, please explain how the Company calculated $8,129 for investment expenses reimbursement and explain how this number ties to the financial statements.

Response: The Company respectfully submits that this amount relates to reimbursement of investment-related expenses incurred by its sub-adviser and is included in “Other” under “Operating expenses” in the Company’s Statement of Operations.

29.              In future filings, please add a column to the chart of Expense Support Payments setting forth the expense ratios for the periods specified.

Response: In response to the Staff’s comment, in its financial statements for future periods, the Company will revise the chart of Expense Support Payments to include the expense ratios for the periods specified.

April 27, 2017 Page 7

Distributions, page F-22

30.              Please state what percentage of the distributions in 2016 resulted from expense support.

Response: The Company confirms that 100% of its distributions in 2016 resulted from expense support. In response to the Staff’s comment, in its financial statements for future periods, the Company will disclose the percentage of distributions in the relevant period that resulted from expense support.

Consent of Deloitte & Touche LLP

31.              Please file a new consent that includes a reference to the audit report dated March 17, 2017.

Response: In response to the Staff’s comment, the Company has filed a new consent from Deloitte & Touche LLP that includes a reference to the audit report dated March 17, 2017.

Filing of Form 10-K/A

32.              Please explain why the Company filed a Form 10-K/A containing the information required by Part III of Form 10-K after the deadline set forth in Form 10-K for the filing of such Part III information.

Response: The Company respectfully submits that it had planned to hold an annual meeting and file a related proxy statement including the information required by Part III of Form 10-K prior to the deadline set forth in Form 10-K for the filing of such Part III information. The Company subsequently determined that it was not necessary under applicable state law to hold an annual meeting or file a related proxy statement. This determination was made more than 120 days after year-end, so it was no longer possible to make a timely filing of Part III information. Because the Company is currently offering shares of its common stock pursuant to a registration statement, the substantive Part III information was already publicly available. However, because the Company was aware that the Part III information had not been filed, the Form 10-K/A filing was made to bring the Company into technical compliance with the requirements of Form 10-K. Going forward, the Company will ensure that Part III information is timely filed. On April 21, 2017, the Company timely filed a proxy statement on Schedule 14A containing the Part III information required by Form 10-K for the fiscal year ended December 31, 2016.

33.              Please explain why the Company filed short-form Section 302 certifications in connection with its filing of Form 10-K/A.

Response: The Company respectfully submits that because its Form 10-K/A related only to the Part III information required by Form 10-K and did not include financial statements or other financial information, it filed Section 302 certifications that related to the information that was filed based on the guidance set forth in Question 161.01 of the Staff’s Compliance and Disclosure Interpretations on Exchange Act Rules.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2988.

Sincerely,

/s/ Kenneth E. Young

Kenneth E. Young

cc:	Kirk A. Montgomery
Chirag J. Bhavsar
William J. Bielefeld